EXHIBIT 21

Subsidiaries of Peninsula Holdings Group, Ltd.

Total Telephone Concepts, Inc., a Texas corporation

Informatico Helathcare Solutions, Ltd., a Texas corporation

Intelligent Medicine, Inc., a Texas corporation

Iceberg Oil and Gas, Inc., a Delaware corporation

High Yield Financial, Inc., a Delaware corporation

{A0023890.DOC}